Exhibit 99.(a)(17)
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
FOR IMMEDIATE RELEASE
30 June 2006
Recommended Cash Offer
by AstraZeneca UK Limited
for
Cambridge Antibody Technology Group plc
Initial Offer Period Closed
Subsequent Offer Period Commenced
Summary
•	On 22 June 2006, AstraZeneca declared the Offer for CAT wholly unconditional and extended the Initial Offer Period until 29 June 2006.
•	AstraZeneca now announces that it has acquired, or received valid acceptances of the Offer in respect of, 41,262,279 CAT Shares (including CAT Shares underlying CAT ADSs) in aggregate, representing approximately 95.95 per cent. of the CAT Shares (including CAT Shares underlying CAT ADSs) to which the Offer relates.
•	Accordingly, AstraZeneca intends to apply for the delisting of CAT Shares and CAT ADSs and to commence the compulsory acquisition of the remaining CAT Shares (including CAT Shares underlying CAT ADSs).
•	AstraZeneca also announces the commencement of the Subsequent Offer Period, which is expected to remain open for acceptance until such time as the compulsory acquisition procedures are completed or until 3.00pm (London time), 10.00am (New York City time) on 22 September 2006, whichever occurs earlier.
•	Settlement of all acceptances (including in respect of CAT ADSs) received complete in all respects by 22 June 2006 and not withdrawn before 29 June 2006 will occur by 6 July 2006. Settlement of all acceptances received complete in all respects after 22 June 2006 will occur within 14 calendar days of such receipt.
•	Holders of CAT Shares who have not already accepted the Offer are urged to do so as soon as possible by following the procedures set out in the Offer Document.
Acceptances
     As at 3.00pm (London time), 10.00am (New York City time) on 29 June 2006, valid acceptances of the Offer had been received in respect of 35,562,279 CAT Shares (including CAT Shares represented by 2,085,549 CAT ADSs), representing approximately 82.70 per cent. of the CAT Shares to which the Offer relates. None of these acceptances were received from persons acting in concert with AstraZeneca. Of these valid acceptances, valid elections for the Loan Note Alternative had been received in respect of a total of 512,743 CAT Shares. Including the

     5,700,000 CAT Shares acquired by AstraZeneca since 23 May 2006, AstraZeneca has acquired, or received valid acceptances of the Offer in respect of, 41,262,279 CAT Shares (including CAT Shares represented by 2,085,549 CAT ADSs) in aggregate, representing approximately 95.95 per cent. of the CAT Shares to which the Offer relates.
     For the purposes of this announcement, the number of CAT Shares (including those represented by CAT ADRs) to which the Offer relates is 43,002,698, being the 53,220,681 shares in issue as of the date of this announcement less the 10,217,983 shares held by AstraZeneca prior to the commencement of the Offer Period.
     Including the 10,217,983 CAT Shares held by AstraZeneca prior to the commencement of the Offer Period, AstraZeneca has acquired, or received valid acceptances of the Offer in respect of, 51,480,262 CAT Shares (including CAT Shares represented by 2,085,549 CAT ADSs) in aggregate, representing 96.73 per cent. of the existing issued share capital of CAT.
     In addition to CAT ADSs tendered prior to 3.00pm (London time), 10.00am (New York City time), on 29 June 2006, 30,814 ADSs are subject to notice of guaranteed delivery period.
     The Offer was declared unconditional in all respects on 22 June 2006. AstraZeneca announces that the Initial Offer Period, which was extended until 29 June, is now closed for acceptance and the withdrawal rights of persons that have tendered their securities will be terminated.
     Prior to the announcement of the Offer, AstraZeneca had received irrevocable undertakings to accept the Offer in respect of 190,569 CAT Shares in aggregate, representing approximately 0.36 per cent. of the existing issued share capital of CAT. Valid acceptances have been received in respect of all of these CAT Shares and such acceptances are included in the total referred to above.
     As at the date of this announcement, affiliates of Goldman Sachs International and Deutsche Bank (who are acting in concert (within the meaning of the City Code) with AstraZeneca) held 78,084 CAT Shares in aggregate, representing 0.15 per cent. of the existing issued share capital of CAT.
Commencement of Subsequent Offer Period and Settlement
     AstraZeneca also announces the commencement of the Subsequent Offer Period, which is expected to remain open for acceptance until such time as the compulsory acquisition procedures referred to in part II of the Offer Document are completed or until 3.00pm (London time), 10.00am (New York City time) on 22 September 2006, whichever occurs earlier. If CAT Securities are tendered into the Offer during the Subsequent Offer Period, such holders will not have the ability to withdraw their tender of such securities, subject to certain conditions set out in the Offer Document. If the CAT Securities are acquired pursuant to compulsory acquisition procedures described below, no withdrawal rights will exist in respect of the securities so acquired.
     To the extent they have not already done so, holders of CAT Shares and CAT ADSs who hold such securities in certificated form who have not yet accepted the Offer but wish to do so should complete and return their Form of Acceptance and Letter of Transmittal as soon as possible in accordance with the instructions set out in the Offer Document and in the Form of Acceptance and Letter of Transmittal. The CAT Shareholders and ADS holders who hold their CAT Shares in uncertificated or book-entry form and who have not yet accepted the Offer but wish to do so are reminded to take the necessary steps through CREST or their respective Agent Institution (as applicable) as soon as possible.
     Settlement of the consideration to accepting CAT Shareholders and accepting holders of CAT ADSs (including holders of CAT ADSs that deliver a Notice of Guaranteed Delivery in a timely manner) or their designated agents will be effected as set out below:
(a)	in the case of acceptances received complete in all respects by 22 June 2006 and not withdrawn before today, within 14 calendar days of such date; or
(b)	in the case of acceptances received complete in all respects after 22 June 2006 but while the Offer remains open for acceptance, within 14 calendar days of such receipt.

De-listing and Compulsory Acquisition
     As AstraZeneca has attained the required 75 per cent. of the voting rights attaching to CAT Shares, AstraZeneca is taking steps to procure the application by CAT for the cancellation of the listing of CAT Shares from the Official List and the cancellation of trading in CAT Shares on the London Stock Exchange’s market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 28 July 2006. AstraZeneca also intends to procure that CAT apply for de-listing of the CAT ADSs from NASDAQ. Such de-listings would significantly reduce the liquidity and marketability of any CAT Shares or CAT ADSs that are not acquired by AstraZeneca. AstraZeneca will also request that CAT terminate the existing deposit agreement through which the ADS programme is operated. In addition, if the number of holders of CAT Securities in the United States falls below 300 (calculated in accordance with Rule 12g3-2(a) under the Exchange Act), AstraZeneca intends to procure that CAT file a Form 15 with the SEC to request that its registration under the Exchange Act be terminated or suspended. It is also anticipated that, after such cancellations, CAT will be re-registered as a private company under the relevant provisions of the Companies Act.
     Given that AstraZeneca has received acceptances under the Offer in respect of, or otherwise acquired, more than 90 per cent. of CAT Shares to which the Offer relates, AstraZeneca intends to exercise its rights pursuant to the provisions of Schedule 2 of the Interim Regulations to acquire compulsorily, on the same terms as the Offer, the remaining CAT Shares (including shares underlying CAT ADSs) in respect of which the Offer has not been accepted.
     Defined terms used in this announcement have the same meanings as in the Offer Document dated 23 May 2006.
Enquiries:
AstraZeneca
Media Enquiries:

Steve Brown (London)	+44 (0)20 7304 5033
Edel McCaffrey (London)	+44 (0) 20 7304 5034
Staffan Ternby (Sweden)	+46 8 553 26107
Analyst/Investor Enquiries:
Jonathan Hunt (London)	+44 (0) 20 7304 5087
Mina Blair (London)	+44 (0) 20 7304 5084
Ed Seage (US)	+1 302 886 4065
Jörgen Winroth (US)	+1 212 579 0506
Goldman Sachs International	+44 (0) 20 7774 1000
Guy Slimmon
Mark Sorrell
     This announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. This announcement also does not constitute a Solicitation / Recommendation Statement under the rules and regulations of the US Securities and Exchange Commission (the “SEC”). The Offer is being made solely by means of the Offer Document and the Form of Acceptance accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, AstraZeneca has filed a Tender Offer Statement containing the Offer Document and other related documentation with the SEC on Schedule TO and CAT has filed a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents filed by AstraZeneca or CAT in connection with this Offer are available on the SEC’s website at http://www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document have been made available to all CAT Shareholders at no charge to them. CAT Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms as they contain important information. CAT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement as they contain important information.
     Goldman Sachs International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for AstraZeneca and no one else in connection with the Offer and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or any other matters referred to in this announcement.
     The availability of the Offer to CAT Shareholders who are not resident in and citizens of the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders are contained in the Offer Document.
     The Loan Notes which will be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the Securities Act or under any relevant laws of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States or any other Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of any other Loan Note Restricted Jurisdiction.
     Unless otherwise determined by AstraZeneca and permitted by applicable law and regulation, subject to certain exemptions, the Offer will not be capable of acceptance from or within a Restricted Jurisdiction. Accordingly, copies of this announcement must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute this announcement in, into or from any such jurisdictions.

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